Momentus Inc.
3901 N. First Street
San Jose, CA 95134

September 7, 2022

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Gregory Herbers

	Re:	Momentus Inc.
Registration Statement on Form S-3 (File No. 333-267230)
Filed September 1, 2022
Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Momentus Inc. (the “Company”) hereby respectfully requests that the effective date of the above-referenced Registration Statement on Form S-3 be accelerated so that the same will become effective on September 12, 2022, at 4:30 PM, Eastern Time, or as soon thereafter as practicable. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

The Company hereby authorizes John W. Titus of Bradley Arant Boult Cummings LLP, counsel to the Company, to orally modify or withdraw this request for acceleration.

The Company requests that it be notified of such effectiveness by a telephone call to John W. Titus of Bradley Arant Boult Cummings LLP at (615) 252-2341.

If you have any questions regarding this request, please contact John W. Titus of Bradley Arant Boult Cummings LLP at (615) 252-2341.

Very truly yours,

MOMENTUS INC.

/s/ Jikun Kim
Name: Jikun Kim
Title: Chief Financial Officer

cc: John W. Titus, Bradley Arant Boult Cummings LLP